Exhibit 99.2

M e m o r a n d u m

Date:	January 26, 2015	Cc:
To:	Rocky Gap
From:	Tim Cope, President
Subject:	Lakes and Golden Gaming Merger

I am very excited to personally share with you the news that Lakes Entertainment has entered into a Merger Agreement with Golden Gaming. Golden Gaming is a leading owner and operator of slot route operations, taverns and casinos, all of which are focused on the Nevada local gaming market. Lakes will remain publicly traded and be renamed Golden Entertainment.

The combination of Lakes strong balance sheet and Rocky Gap Casino Resort, with Golden Gaming’s casinos, distributed gaming platform, and tavern operations makes the combined company truly unique in the market place. Together the combined company will operate approximately 9,250 slot machines and video lottery terminals in Nevada and Maryland across four casino properties, 48 taverns and over 600 route locations.

I wanted to directly communicate to you, as a valued employee of Rocky Gap, that we plan to continue to operate Rocky Gap as we have in the past. Upon completion of the merger, the combined company, which will include Rocky Gap, will be well positioned to expand not only in Nevada but also in other jurisdictions, providing employees more opportunities with a leading company in the gaming industry.

Based on current September 30, 2015 financial estimates and assumptions, the legacy Golden Gaming shareholder would be issued approximately 7,858,145 shares of Lakes common stock upon closing of the merger transaction which would represent approximately 35.7% of the total post-merger shares plus options in the combined company. Lakes current shareholders and option holders would retain approximately 64.3% of the total post-merger shares in the combined company.

Blake Sartini, the founder and current Chief Executive Officer of Golden Gaming, will be named the Chairman and Chief Executive Officer of the combined company at closing. Lyle Berman will continue as a Board member and sign a three-year consulting agreement with the combined company. I will also continue as a Board member and consultant to the combined company. The combined company headquarters will be at the current Golden Gaming offices in Las Vegas.

The merger is anticipated to close by year end 2015 and is subject to customary regulatory and closing conditions being satisfied, including approval by Lakes’ shareholders.

This is an exciting opportunity for Lakes and for Rocky Gap and we look forward to working through obtaining the necessary approvals to finalize this merger transaction with Golden Gaming. Our focus remains on providing excellent guest service, a high quality food offering and a great gamble in a fun and exciting atmosphere. I want to thank each of you for contributing to a successful first full year of operations at Rocky Gap and I encourage you to keep our customers smiling.